Exhibit 7.02

January 22, 2007

Mr. John J. McDonnell, Jr.
Chairman and CEO
Dunluce Acquisition Corporation
7984 Georgetown Pike
McLean, Virginia 22102

Dear Jack:

This letter confirms the commitment of ABRY Partners, LLC (“ABRY”) to pursue the acquisition of TNS, Inc. (“TNS” or the “Company”) with Dunluce Acquisition Corporation (“Dunluce”) and its principals (the “Transaction”).

1.             We are prepared to make an equity investment of up to $125 million, constituting the full amount of the outside equity required for an acquisition vehicle or vehicles to be formed by Dunluce for the purpose of acquiring all of the issued and outstanding securities of the Company. Our interest in the Transaction is not conditioned on the participation of any co-investor.  At this time, we would support an offer, subject to confirmatory due diligence, for all of the shares of TNS at a price per share of $16.00 (the “Offer Price”), representing a market equity value for TNS of $394 million based on current, fully diluted shares outstanding of 24.6 million.  This implies an enterprise value of approximately $503 million based on net debt outstanding of $109 million as of September 30, 2006.

ABRY acknowledges the debt commitments that Dunluce has received from JP Morgan and SunTrust Robinson Humphrey.

It is our expectation that Jack McDonnell will invest 100% of his existing holdings in TNS and other members of returning management, including John J. McDonnell III, will invest a material portion of their current holdings.

2.             Contemporaneous with entering into this letter, ABRY understands that Dunluce is submitting an offer letter to the TNS board of directors (the “Board’) for the acquisition of TNS at the Offer Price.  ABRY is prepared to work under an aggressive timetable in support of such offer.  In consideration of this effort and the substantial expense that ABRY is prepared to incur in pursuit of the Transaction, effective upon the execution of this letter, Dunluce and Jack McDonnell agree to work exclusively with ABRY for the purpose of pursuing an acquisition of TNS or control thereof.  The period of this exclusivity will begin upon the execution of this letter agreement and may be terminated as described below after any of the following events:

1

•                  Dunluce elects to pursue the Transaction, and it is formally opposed, and continues to be opposed, by the Board;

•                  A larger amount of equity is required to complete the Transaction and ABRY is unwilling to increase its investment to the amount required; or

•                  June 15, 2007, if Dunluce, ABRY and the Board are not engaged in active diligence or negotiations, unless the negotiations are not occurring as the result of actions taken by the stockholders of TNS in support of an offer or to remove the current Board or an offer has been made directly to the stockholders of the Company.

Either Dunluce or ABRY may terminate such exclusivity period by delivering written notice to the other to the effect that one or more of the three conditions set forth above has been satisfied and, absent a reasonable and good faith assertion by the receiving party that no such condition has been satisfied, such exclusivity period will end at the close of business on the third business day following receipt of such notice.  The parties will exercise best efforts in good faith to resolve any dispute regarding termination of the exclusivity period.

During the exclusivity period, Jack McDonnell and Dunluce will not, and will cause Dunluce’s officers and direct and indirect stockholders, and its financial advisor, Signal Hill Capital Group, LLC and any other advisors, representatives and affiliates to not, directly or indirectly, initiate or engage in any conversations, negotiations or discussions with any prospective equity backer other than ABRY, and Dunluce will promptly notify ABRY if any of the foregoing receives any inquiry or proposal from any prospective equity backer.

3.             In the event the Transaction is consummated, the fees and expenses of Dunluce and ABRY incurred in connection with the Transaction, including without limitation, reasonable out-of-pocket, financial advisory, legal and accounting expenses, will be paid by the Company or its successor at closing; provided, reimbursement  by the Company for legal fees and expenses incurred by Jack McDonnell in connection with his employment and equity compensation arrangements will be limited to $50,000.  ABRY also agrees that if the Transaction is consummated, the Company or its successor will pay the fees and expenses of advisors engaged by Jack McDonnell that (i) were incurred in 2006 related to the acquisition of TNS, including in connection with the challenge by Jack McDonnell of the actions by the Board rejecting prior offers to acquire the Company, and (ii) have been disclosed and agreed to by ABRY.

In the event the Transaction does not occur, each party will be responsible for its own expenses, provided that ABRY will be fully responsible for all legal and accounting costs in connection with the Transaction incurred after the execution of this letter by advisors retained with ABRY’s approval.  Notwithstanding the foregoing, ABRY shall not be responsible for the fees and expenses of counsel and other advisors representing Dunluce

2

and/or Jack McDonnell that are incurred (i) in connection with matters unrelated to the Transaction, or (ii) are incurred on behalf of Jack McDonnell and/or other members of the intended post-Transaction management of the Company or its successor (collectively, “Management”) in connection with the negotiation and documentation of equity, governance, stockholder, employment, incentive and other arrangements to be put in place in connection with the Transaction among the Company, its successor and/or parent company, ABRY and its affiliates and Management.

In the event a break-up fee becomes available to Dunluce, ABRY or any related party, it will be applied to pay the fees and expenses of Dunluce and ABRY incurred or paid in connection with the Transaction, pro rata according to the amounts incurred or paid by them, and any proceeds remaining after the payment of each party’s expenses will be divided in proportion to the proposed equity investments amounts of (i) ABRY as set forth in this letter, and (ii) Dunluce based upon the amount of shares of Common Stock of the Company that Jack McDonnell and other members of returning management elect to invest in connection with the Transaction.

4.             If Dunluce, Jack McDonnell or any related party participates in an acquisition of the Company or control thereof not involving ABRY that is consummated pursuant to an agreement entered into or tender offer made prior to or within 12 months after the date the exclusivity period terminates as set forth in Section 2 above, then Dunluce and Jack McDonnell will cause the Company or the acquiring person to reimburse ABRY for all fees and expenses in connection with the Transaction incurred or paid by ABRY.  For the avoidance of doubt, the provisions of this Section 4 will apply in the event of any acquisition of a type described in the preceding sentence, whether or not a breach of Section 2 above has occurred, and the right to reimbursement pursuant to this Section 4 is not intended to limit the remedies of ABRY in the event of any such breach.

5.             Except as set forth in this letter agreement, the parties have not agreed upon the specific terms and conditions governing the structure and investment by ABRY in respect of the Transaction, but will negotiate such terms and conditions in good faith in connection with effecting the Transaction.

Except for the obligations set forth in Sections 2, 3 and 4 above (which are intended to be legally binding), this letter shall not constitute a binding offer or agreement.  Rather it is intended as a general outline of the terms under which ABRY is prepared to complete a Transaction.  This letter may be executed (by original or facsimile) in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute but one and the same agreement.    The letter agreement among us dated December 20, 2006 is hereby terminated.

3

Yours truly,

ABRY Partners, LLC

By:	/s/ Jay Grossman
Jay Grossman
Managing Partner

Agreed and accepted as of this 22nd day of January, 2007

Dunluce Acquisition Corporation

By:	/s/ John J. McDonnell, Jr.
John J. McDonnell, Jr.
Chairman and CEO

/s/ John J. McDonnell, Jr.
John J. McDonnell, Jr.

4